

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

<u>Via E-mail</u>
Robert C. Sims
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re:** **Crossroads Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-172792**

Dear Mr. Sims:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

2. Please revise your document on the cover page and throughout the prospectus to provide appropriate disclosure relating to your offer of the shares underlying the warrants to transferees of the warrants. Your cover page should state the number of shares underlying warrants that are offered by the company and should describe the terms of the offering (e.g., the warrant exercise price, the aggregate potential offering proceeds to the company and the terms of the warrants). Please also note that to the extent the warrants are not sold, any exercises of the warrants by the current holders would be unregistered transactions.

Cover Page

3.   The offering price for the secondary offering of common stock is not described in a
        manner that is consistent with the disclosure on page 25 under the heading:
        "Determination of Offering Price." Resales in the secondary offering should be at a fixed
        price until your common stock prices are reported in the OTCBB system or in NASDAQ.
        You indicate at that the selling security holders will initially sell their shares of common
        stock at a price of $0.80 per share; this information should be disclosed on the cover. We
        also note that you are registering secondary sales of the warrants, yet you do not describe
        the offering price for the warrants, nor do you reference the warrant exercise price of the
        shares underlying warrants that will be offered publicly by the registrant to any
        purchasers of warrants pursuant to the registration statement.

4.   Please revise your document to clarify throughout, if true, that the 16,796,875 shares of
        common stock being registered include the 4,296,875 shares of common stock underlying
        the warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

General

5.   We note your disclosures regarding the company's lease obligations in Note 9 to the
        financial statements and your reference to non-cancelable order commitments to your
        suppliers on page 12. Revise to include the tabular disclosures of your contractual
        obligations pursuant to Item 11(h) of Form S-1 and Item 303(A)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 30

6.   Tell us how you considered including a discussion regarding the assumptions and
        estimates used in accounting for stock based compensation in your critical accounting
        policy disclosures. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V
        of SEC Release No. 33-8350.

Business

Customers, page 42

7.   Please revise this section to discuss the material terms of your agreements with major
        customers.

Management

Executive Officers and Directors, page 45

8.   Please revise your discussion of Mr. Sims to explain the specific experience,
        qualifications, attributes or skills that led you to conclude he should serve as a director.
        See Item 401(e) of Regulation S-K.

Selling Security Holders, page 69

9.   For selling shareholders that are affiliates of broker-dealers, please disclose whether the
        sellers purchased the shares in the ordinary course of business and whether, at the time of
        the purchase of the securities to be resold, the sellers had any agreements or
        understandings, directly or indirectly, with any person to distribute the securities. We
        note your statement on page II-3, but please confirm that this applies to all of your selling
        shareholders.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Product Revenue – Hardware

10.   Your disclosures on page 31 refer to future price adjustments "such as" future product
        returns. Tell us whether you offer any other concessions to your distributors, resellers or
        OEMs such as price protection, stock rotation rights, rebates, etc. If so, tell us how you
        considered including a discussion of your accounting for such items in your revenue
        recognition policy footnote disclosures. In addition, to the extent that pricing adjustments
        have significantly impacted your revenues for any period presented, tell us your
        consideration to include a discussion regarding the impact of such adjustments on your
        results of operations in MD&A. We refer you to SEC Release 33-8350.

Product Revenue – Software

11.   We note that VSOE of fair value for services sold in your software arrangements is
        determined based on the price charged when the services are sold separately. Please
        describe the process you use to evaluate the various factors that affect your VSOE for
        such services, such as customer type, purchase volume, duration of arrangement, etc.
        Please ensure that your response addresses each service offering. In this regard, we note
        from your disclosures on page 42 that your support services are typically offered for
        periods of one to three years. Further, address the issue that if VSOE varies from

customer to customer, how you can reasonably estimate fair value and tell us how you considered ASC 985-605-25-6 in accounting for such arrangements.

12.   For each period presented, tell us the amount of service contracts sold with terms greater than one year. To the extent that you have sold service contracts with two or three year terms, then tell us why you do not present any long-term deferred revenue in your consolidated balance sheets.

Royalty and Other Revenue

13.   Your disclosures on page F-9 indicate that upfront fees for IP licenses are collected as consideration for either past or futures sales. In addition, we note your disclosures on page 33 where you attribute the increase in IP license and royalty revenues, in part, to increased IP settlements.   Please tell us whether you enter into certain IP licenses as a result of patent litigation settlements or explain further your reference to past sales and IP settlements as it relates to your IP license revenues. Also, as applicable, tell us how you concluded it was appropriate to classify amounts received for past usage and IP settlements as revenue.

14.   We note that for customer field support agreements on your hardware products, revenue equal to the "separately stated price" of the service contract is initially deferred and recognized ratably over the contract period. Please clarify whether these support agreements are part of multiple element arrangements that include both hardware and customer field support services. If so, tell us whether you establish fair value for the service element based on the price for such services as stated in the contract and, if applicable, explain further how you considered the guidance in ASC 605-25-30-7 in determining that the contractually stated price was representative of fair value.

Recently Issued Accounting Standards, page F-11

15.   We note ASU 2009-13 is effective for fiscal years beginning after June 15, 2010, which you indicate is the beginning of fiscal 2012. Please confirm that you adopted the guidance in ASU 2009-13 on November 1, 2010 and clarify whether the adoption date is in fiscal 2011 or fiscal 2012, as disclosed. If the former is the case, then please revise your disclosures accordingly.

Schedule II – Valuation and Qualifying Accounts, page F-22

16.   We note the company maintains an allowance for excess and obsolete inventory. Please be advised that the inventory write down due to obsolescence establishes a new cost basis, which subsequently cannot be marked up based on changes in underlying facts and circumstances and also should not be presented as a reserve. Accordingly, please revise to remove such allowance from your Schedule II valuation analysis. We refer you to ASC 330-10-35-14 and SAB Topic 5.BB. Tell us if you have obsolete inventory still on

hand and if so, explain why you have not disposed of such inventory yet. Also, disclose in MD&A if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Item 15. Recent Sales of Unregistered Securities, page II-3

17.   Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K. In particular, please indicate the number of investors in the October 23, 2010 unregistered offering or identify the investors. Also, more specifically describe the information provided to the investors in that placement of securities.

Item 16. Exhibits and Financial Statements Schedules

(a) Exhibits, page II-4

18.   Please file as an exhibit the lease agreement for your Texas headquarters or advise us why you do not believe it needs to be filed. See Item 601(b)(10)(ii)(D) of Regulation S-K.

19.   We note that you entered into an amended and restated employment agreement with Mr. Sims in April 2009, but it appears you have only filed his 2003 employment agreement as an exhibit. Please file the amended and restated agreement or advise us. Ensure that the description of the employment agreement in the prospectus addresses the material terms of the employment agreement, as amended.

Signatures

20.   Revise to have your principal accounting officer or controller sign the registration statement in such capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you thereafter require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: dberman@hunton.com
        Douglas M. Berman
        Hunton & Williams LLP